June 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	BANTEC, INC.

Withdrawal of June 3, 2021 Registration Statement Amendment No. 1 on Form S-1 (File No. 333-253957)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BANTEC, INC. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its June 3, 2021 Registration Statement Amendment on Form S-1 (File No. 333-253957), together with all exhibits thereto (collectively, the “Registration Statement Amendment”). The Registration Statement Amendment was filed with the Commission on June 3, 2021, and the original Registration Statement was filed on March 5, 2021.

The Registrant is seeking withdrawal of the Registration Statement Amendment because it plans to file a new S-1 which reflects the most recent quarterly financial statements and the increased shares being offered.

The Registrant confirms that no securities have been sold pursuant to the June 3, 2021 Registration Statement Amendment.

Please confirm the withdrawal of the Registration Statement Amendment with a telephone call to the Registrant’s counsel, Matheau J. W. Stout, Esq., 201 International Circle, Suite 230, Hunt Valley, MD 21030. number (888) 907-1740.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

BANTEC, INC.

/s/ Michael Bannon

Michael Bannon

Chief Executive Officer